Mail Stop 3561

March 22, 2010

Patricia Gallup, Chief Executive Officer
PC Connection, Inc.
730 Milford Road
Merrimack, New Hampshire  03054

> **Re:    PC Connection, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-23827**

Dear Ms. Gallup:

We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc:    Jack Ferguson
       PC Connection, Inc.
       Via Facsimile